INITIAL CAPITAL AGREEMENT

August 16, 2012

The First Western Funds Trust
225 Pictoria Drive
Suite 450
Cincinnati, Ohio 45246

Ladies and Gentlemen:

The undersigned hereby subscribes for 10,000 Shares of Beneficial Interest, no par value, of First Western Fixed Income Fund, a series of The First Western Funds Trust, an Ohio business trust, at $10.00 per share for a purchase price of $100,000.  By signing below, payment in full is confirmed.

The undersigned represents and agrees that it is purchasing these Shares for investment purposes, for its own account and risk and not with a view to any sale, division or other distribution thereof within the meaning of the Securities Act of 1933, nor with any present intention of distributing or selling such shares.

Very truly yours,

First Western Capital Management

By:	/s/ Warren J. Olsen
Its:	President

Confirmed and Accepted:

The First Western Funds Trust

By:	/s/ Warren J. Olsen

Its:	President